EXECUTION COPY

ASSET PURCHASE AGREEMENT

     ASSET PURCHASE AGREEMENT (the “Agreement”) made this 16th day of July 2009, by and between Pierrel Research USA Inc., a Pennsylvania corporation (“Buyer”), and Encorium Group, Inc., a Delaware corporation (“Seller”).

BACKGROUND

     WHEREAS, Seller, among other things, is engaged in the business of providing clinical research services in the United States (the “US Business”);

     WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, upon the terms and conditions set forth herein, certain assets of Seller that relate to the US Business;

     WHEREAS, pursuant to this Agreement, Buyer will acquire certain assets of Seller’s U.S. line of business for approximately $2,584,000 consideration, consisting of $80,000 in cash at closing and the assumption of approximately $2,503,000 of liabilities, calculated pursuant to the Schedule attached hereto as Exhibit “A” (the “Transaction”);

     WHEREAS, at closing of the Transaction, Buyer will enter into a lease with Seller’s current landlord, Glenhardie Partners, LP, reducing Seller’s potential liability for termination of the lease of Seller’s company headquarters in Wayne, Pennsylvania from $3,352,000 to $235,000;

     WHEREAS, in the event Seller winds-down U.S. operations, instead of selling to Buyer, Seller would have approximately $1,835,000 in net liabilities, plus some or all of the remaining lease payments on the Wayne, PA facility which approximate $3,352,000; and

     WHEREAS, Buyer has agreed to employ 38 of Seller’s current U.S. employees and assume Seller’s benefit plans for the benefit of those employees;

     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements hereinafter set forth, the parties, intending to be legally bound, hereby agree as follows:

1.	Sale and Purchase of Assets.

(a) At the Closing (as defined herein), Seller shall sell, transfer, assign and deliver to Buyer, and Buyer shall purchase, assume and accept from Seller, free and clear of all liens and encumbrances, all right, title and interest in and to all of the assets, properties and rights of Seller relating to the US Business (collectively, the “Assets”), including without limitation the following:

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     (i) the sponsor contracts, agreements and commitments set forth on Schedule 1(a)(i) hereto (the “Sponsor Contracts”);

     (ii) the vendor contracts, agreements and commitments set forth on Schedule 1(a)(ii) hereto;

     (iii) the non-disclosure and other contracts, agreements and commitments relating to the US Business set forth on Schedule 1(a)(iii) hereto;

     (iv) all existing records and data relating to the Sponsor Contracts and the underlying studies relating thereto;

     (v) the outstanding proposals or solicitations to enter into work as set forth on Schedule 1(a)(v) hereto (the “Proposed Contracts”);

     (vi) other than the Seller’s standard operating procedures (“SOPs”), all policies and procedures with respect to the US Business, as set forth on Schedule 1(a)(vi);

     (vii) the computer hardware owned by Seller, and computer programs and software owned or licensed by the Seller, relating to the US Business all as set forth on Schedule 1(a)(vii);

     (viii) all contracts, agreements and commitments by which Seller leases equipment relating to the US Business, as set forth on Schedule 1(a)(viii);

(ix)	all office furniture owned by Seller and used in the US Business;

(x)	all current assets as set forth on Schedule 1(a)(x) hereto;

(xi)	any trademarks, tradenames and other intellectual property set forth on Schedule 1(a)(xi); and

(xii) any goodwill of the US Business.

Notwithstanding the foregoing, the Assets shall not include any SOPs, accounts receivable, cash or any other assets, properties or rights of Seller listed on Exhibit “B” hereto.

2. Assumption of Liabilities. At the Closing, Buyer will assume the Assumed

Liabilities (as defined herein). With the exception of those obligations that are Assumed Liabilities, Buyer shall not assume and shall in no event be liable for any other debts, liabilities or obligations of Seller, including without limitation the accounts payable that are being retained by Seller (collectively, the “Retained Liabilities”). Seller alone, and not Buyer, shall continue to be fully liable and responsible for all of the Retained Liabilities. As used herein, "Assumed Liabilities" shall mean: (a) the liabilities and obligations of Seller arising after the Closing under the contracts, agreements and commitments set forth on Schedule 2(a) hereto (individually referred to herein as an “Assumed Contract” and collectively referred to herein as the "Assumed Contracts"); and (b) any liabilities and obligations relating to continuation coverage under the

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Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for Transferred Employees and those employees listed on Schedule 2(b). Notwithstanding the foregoing, the parties confirm and agree that Seller alone, and not Buyer, shall be fully liable and responsible for any liabilities or obligations caused by any breach by Seller or any other person prior to the Closing under any of the Assumed Contracts, including without limitation liabilities or obligations arising out of Seller’s failure to perform any Assumed Contract in accordance with its terms prior to the Closing.

3.	Purchase Price; Allocation.

(a) Purchase Price. The “Purchase Price”, which has been agreed by Buyer in reliance, in material part, on the representations and warranties of Seller in Sections 5(c)(i) and 5(c)(ii), shall be $80,000. At the Closing, the Purchase Price shall be payable by Buyer to Seller by company check or by wire transfer of immediately available funds.

     (b) Allocation of Purchase Price. After the Closing Buyer and Seller shall agree on the proportion of the purchase price to be allocated to each of the Assets purchased pursuant to this Agreement. Such allocation shall be binding on the parties and all income tax or other information returns, including Internal Revenue Service Form 8594, shall be filed by Buyer and Seller in a manner consistent with such allocation.

4.	Employment Issues.

(a) Buyer shall offer employment on an "at-will" basis at initial rates of salary and terms of bonus eligibility that are substantially similar, in the aggregate, to the rates of salary and terms of bonus eligibility provided by the Seller immediately prior to the Closing to the employees listed on Schedule 4(a) (the “Employees”), and the Seller shall use its commercially reasonable efforts to assist the Buyer in hiring such Employees. Following the Closing Date, Buyer shall have full responsibility arising from or relating to the employment of Employees who accept Buyer's offer of employment and actually commence employment with the Buyer immediately following the Closing Date (the “Transferred Employees”) upon such terms. Seller shall have full responsibility for all liabilities and obligations, relating to employees of Seller who are not Employees and Employees who do not become Transferred Employees.

     (b) Buyer agrees that, with respect to all its employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA)) for which a Transferred Employee is eligible and participates, service with Seller shall be counted as service with Buyer for purposes of determining any period of eligibility to participate or to vest in benefits under the Buyer’s employee benefit plans, but no service credit will be given if such credit would result in a duplication of benefits.

     (c) Seller shall have full responsibility for all liabilities and obligations relating to continuation coverage under COBRA for an Employee who does not become a Transferred Employee and any employee of Seller who is not an Employee; provided that Seller shall have no responsibility for continuation coverage under COBRA for any employee listed on Schedule 2(b). Buyer shall have full responsibility for all liabilities and obligations relating to

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continuation coverage under COBRA for any and all Transferred Employees and employees listed on Schedule 2(b).

     (d) No provision of this Paragraph 4(d) shall be deemed to create any rights, remedies or benefits with respect to any third parties (including Employees and Transferred Employees). Each Transferred Employee’s employment with Buyer may be terminated by such Transferred Employee or by Buyer at will at any time and without cause, and Buyer reserves the right to amend, modify or discontinue any rate of compensation or employee benefit plan or arrangement at any time or from time to time in Buyer’s sole discretion.

     5. Representations and Warranties of Seller. As a material inducement to Buyer to enter into this Agreement and to close the transactions contemplated hereunder, Seller makes the following representations and warranties to Buyer:

     (a) Status and Authority. Seller is a corporation duly organized and validly existing under the laws of the State of Delaware, and is qualified to engage in the US Business in all the jurisdictions in which such qualification is necessary. Seller has the power and authority to own, lease and operate its properties and to carry on the US Business as it is now being conducted. Seller has the full legal right and power required to execute and deliver this Agreement and any and all assignments, bills of sale, agreements, documents or instruments to be executed and/or delivered in connection herewith (collectively, the “Purchase Documents”) and to perform its obligations hereunder and thereunder.

     (b) Due Authorization; Validity of Agreement. The execution, delivery and performance of this Agreement and the Purchase Documents have been duly authorized by Seller and by all other necessary corporate action (no authorization or approval by Seller’s stockholders being required). This Agreement and the Purchase Documents have been duly executed and delivered and constitute the valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as the enforceability hereof or thereof may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors' rights generally and by general principles of equity.

(c)	Financial Statement; Accounts Receivable.

(i) Seller has heretofore delivered to Buyer an unaudited balance sheet of the US Business as at June 30, 2009 (the “June Balance Sheet”), a copy of which is attached hereto as Schedule 5(c)(i). Such balance sheet has been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and fairly presents in all material respects the financial position of the US Business as of the date thereof. Since the date of the June Balance Sheet there has been no material adverse change in the condition, financial or otherwise, of the US Business, as shown on such balance sheet, other than changes occurring in the ordinary course of business, none of which has materially adversely affected the Assets or the US Business.

     (ii) Since June 30, 2009 (the date as of which the Purchase Price was determined), (a) the US Business has been conducted in the ordinary course of business, consistent with past practices, and (b) Seller has not issued any invoices or bills in connection

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with any Sponsor Contracts. The backlog relating to the Sponsor Contracts as of June 30, 2009 was $10,502,191, which is also the sum of the backlog and the work-in-progress relating to the Sponsor Contracts as of the date hereof, in both cases inclusive of the agreed adjustment noted on Exhibit “A”.

     (iii) Seller accounts for revenues related to the long-term contracts of the US Business using the proportional performance method. All costs and estimated earnings in excess of related billings in Seller’s financial records, including in the June Balance Sheet, have been calculated in good faith by Seller consistent with past practice. Seller has undertaken a review of progress toward completion of all in-progress contracts and has accordingly determined the “percentage complete” of such contracts on a reasonable basis as reflected in Seller’s financial records, including in the June Balance Sheet.

     (d) Title to Assets; Asset Sufficiency. Except as set forth on Schedule 5(d)(1), Seller has, and hereby conveys to Buyer, good, valid and marketable title to all the Assets, free and clear of all liens, mortgages, pledges, security interests, restrictions, prior assignments, encumbrances and claims of every kind or character. Except as set forth on Schedule 5(d)(2), the assets, properties and rights included in the Assets are all of the assets, properties and rights necessary to conduct the US Business as it is currently conducted. The Seller is not a party to any contract, agreement or commitment which materially adversely affects or materially restricts or, so far as the Seller can now foresee, may materially adversely affect or materially restrict, the US Business or the Assets.

     (e) Intellectual Property. Schedule 1(a)(xi) contains a complete and accurate list of the trademarks, tradenames, logos, service marks, copyrights, patents, pending patent applications, domain names, computer programs and computer software and the like and other items commonly known as intellectual property used solely in connection with the US Business (the “IP”). No claim has been asserted against Seller involving any conflict or claim of conflict of its IP with the IP of others, and Seller has no knowledge of any basis for any such claim or conflict. To the knowledge of Seller, (i) Seller is the sole and exclusive owner of the IP and possesses all IP required for the conduct of the US Business, (ii) no process used by Seller in connection with the US Business infringes upon any IP of any other party and no other party infringes upon the IP of Seller, and (iii) no other entity or person has any direct or indirect claim on the IP or Seller Technical Information.

     (f) Contracts. Schedule 2(a) (Assumed Contracts) sets forth all contracts, agreements and commitments of Seller with respect to the US Business. The Assumed Contracts are in full force and effect and are valid, binding and enforceable against Seller and all other parties thereto in accordance with their respective terms. Seller and all other parties to the Assumed Contracts have performed all obligations required to be performed to date thereunder and in accordance with the terms thereof and neither Seller or, to the knowledge of Seller, any such other party is in default or in arrears under the terms thereof, and no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute a default thereunder. Except as set forth on Schedule 5(f), the execution of this Agreement and the consummation of the transactions contemplated hereby will not, with or without the giving of notice, the lapse of time, or both, result in an impairment or termination of, or result in a breach

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of any of the terms or provisions of, or constitute a default under, or conflict with, any Assumed Contract.

     (g) Labor Relations. With respect to its operation of the US Business, Seller has complied in all material respects with all laws relating to the employment of labor as they relate to its employees, including any provisions thereof relating to wages, hours and the payment of social security, unemployment compensation and similar taxes, and the Seller is not liable for any arrears of wages or any taxes or penalties for the failure to comply with any of the foregoing. The transactions contemplated by this Agreement will not result in a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act (“WARN”) or any state statute or local ordinance requiring advance notification to employees of possible loss of employment.

(h) Employee Benefit Plans.

     (i) Buyer has been furnished a true, correct and complete copy of, and Schedule 5(h)(i) attached hereto sets forth a complete list of, employee benefit plans and other arrangements, obligations, or practices to provide benefits, other than salary, as compensation for services rendered to Employees (within the meaning of section 3(3) of ERISA), which Employees participate in or are eligible to participate in, that is maintained or sponsored by the Seller or to which the Seller contributes or for which the Seller otherwise has or may have any liability, contingent or otherwise, either directly or as a result of an ERISA Affiliate (as defined below) (collectively, the “Benefit Plans”). Except for the Benefit Plans disclosed on Schedule 5(h)(i), the Seller does not have any liability with respect to any other benefit plan or arrangement. The term “ERISA Affiliate” shall mean any person that together with the Seller is or was at any time treated as a single employer under section 414 of the Internal Revenue Code of 1986, as amended (the “Code”) or section 4001 of ERISA and any general partnership of which the Seller is or has been a general partner. For purposes of this Section 5(h), the term “Seller” includes any ERISA Affiliate.

     (ii) With respect to each Benefit Plan, the Seller has furnished to the Buyer true and complete copies of (a) the most recent annual and/or actuarial reports relating to such Benefit Plans, with a copy of current plan documents and summary plan descriptions (whether or not required to be furnished under ERISA), (b) the most recent determination letters issued by the Internal Revenue Service with respect to such Benefit Plans, (c) with respect to any welfare plan which is funded through a trust, a letter of exemption from taxation (under Section 501(c)(9) of the Code) issued by the Internal Revenue Service, and (d) all other material documents that relate to the Benefit Plans.

     (iii) Except as disclosed on Schedule 5(h)(iii), there are no Benefit Plans that provide to Employees (a) any pension benefit that is unfunded or unrecorded on the financial statements of Seller or (b) any pension or other benefit payable after termination of employment, except as otherwise required by Section 601 of ERISA.

     (iv) Except as set forth on Schedule 5(h)(iv), with respect to each Benefit Plan: (a) each Benefit Plan has been maintained, operated, administered and enforced materially in accordance with its terms and is in all material respects in compliance with all

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applicable laws (including Section 4980B of the Code and Sections 601 through 608 of ERISA), including, but not limited to, all reporting, disclosure, funding and fiduciary requirements, (b) Seller is not in default under any Benefit Plan, (c) there are no disputes, actions, suits or claims pending (other than routine claims for benefits) or to the knowledge of Seller threatened against any Benefit Plan or any administrator or fiduciary, and (d) to the knowledge of Seller no condition exists with respect to any Benefit Plan that could have an adverse effect on, or result in liability to, the Buyer or create any lien upon the Assets.

     (v) With respect to each funded Benefit Plan for which an annual report, including schedules, is required to be filed under ERISA or the Code, liabilities do not exceed assets and no material adverse change has occurred with respect to the financial matters covered by the latest annual report since the date thereof. There has been no adverse change in the tax qualified status of any Benefit Plan designed to be tax qualified since the date of the most recent favorable determination letter.

     (vi) Neither Seller nor any other person, including any fiduciary, has engaged in any nonexempt "Prohibited Transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Benefit Plans (or their trusts), Seller or any person whom Seller has an obligation to indemnify, to any material tax or penalty imposed under the Section 4975 of the Code or Section 502(i) of ERISA.

     (vii) Except as set forth on Schedule 5(h)(vii), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein (either alone or upon the occurrence of any additional or subsequent events) will terminate or modify, or give a third party a right to terminate or modify, the provisions or terms of any Benefit Plan or constitute a triggering event under any Benefit Plan that will result in any payment (including golden parachute payments, severance payments or other similar payments), acceleration in vesting or material increase in benefits to any Employees of the Seller.

     (viii) Each Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is funded through an insurance company contract and is not a "Welfare Benefit Fund" within the meaning of Section 419 of the Code.

     (ix) Neither the Seller nor any ERISA Affiliate has at any time maintained, sponsored, contributed to or been required to contribute to, or had any liability with respect to (a) any plan under which more than one employer makes contributions (within the meaning of Section 4063 of ERISA), (b) any employee benefit plan subject to Section 302 of ERISA, section 412 of the Code or Title IV of ERISA, and (c) any multi-employer plan within the meaning of section 3(37) of ERISA.

     (x) All contributions as well as obligations of the Seller under any Benefit Plan which are due for any period ending on or before the Closing Date have been contributed by the Seller to the Benefit Plans and all amounts withheld from Employee paychecks for contribution to a Benefit Plan have been properly contributed to the applicable Benefit Plan.

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     (xi) No Employee is employed or subject to taxation outside of the United States. The Seller does not sponsor, maintain or contribute to, and has never sponsored, maintained or contributed to, or had any liability with respect to any employee benefit plan for the benefit Employees outside of the United States.

     (xii) As of the Closing Date, the Buyer does not, and shall not, either directly or indirectly, have any obligation or liability, as a matter of law or otherwise, with respect to any Benefit Plan that was sponsored or maintained by the Seller or to which the Seller contributes or for which the Seller had, or may have, any liability, contingent or otherwise, either directly or indirectly through an ERISA Affiliate.

     (i) Litigation. Except as set forth on Schedule 5(i), (i) Seller is not a party to and, to the knowledge of Seller, Seller has not been threatened with, any suit, action, arbitration, administrative or other proceeding, either at law or in equity, or governmental investigation by or before any court, governmental department, commission, board, agency or instrumentality, domestic or foreign, relating to the US Business, (ii) there is no judgment, decree, award or order outstanding against Seller relating to the US Business, and Seller is not contemplating the institution of any suit, action, arbitration or administrative or other proceeding relating to the US Business, and (iii) Seller has no knowledge of any accident, injury or event relating to the US Business that may result in a claim for damages against Seller. Seller has delivered to Buyer copies of all “audit letters” prepared by its counsel in the past three years in connection with the preparation of Seller’s audited financial statements.

     (j) Compliance with Law and Regulations. Seller is in material compliance with all requirements of law, federal, state and local, and all requirements of all governmental bodies or agencies having jurisdiction over it, relating to the US Business or the use of the Assets (including, without limitation, any laws relating to the protection of the environment or health and safety), and, without limiting the foregoing, Seller has paid all monies to obtain, has obtained and now holds all material licenses, permits, certificates, and authorizations needed or required for the conduct of the US Business and the use of the Assets. Seller has properly filed all material reports and other documents required to be filed with any federal, state, local and foreign government or subdivision or agency thereof relating to the US Business. Since January 1, 2006, Seller has not received any notice from any federal, state or municipal authority or any insurance or inspection body that any of its respective properties, facilities, equipment or business procedures or practices relating to the US Business fails to comply with any applicable law, ordinance, regulation, building or zoning law, or requirement of any public authority or body; all material licenses, permits, orders and approvals issued by any governmental body or agency to Seller currently in effect and pertaining to the US Business and necessary or required for the conduct of the US Business are listed on Schedule 5(j). Except as set forth on Schedule 5(j), (i) all of the items so listed are transferable by Seller to Buyer without action of any person, and (ii) none of the items so listed will lapse or expire as a result of the transactions contemplated hereby.

(k) Agreement Not in Breach of Other Instruments Affecting Seller;

Governmental Consent. Except as set forth on Schedule 5(k), the execution and delivery of this Agreement and the other Purchase Documents, the consummation of the transactions provided for herein and therein, and the fulfillment of the terms hereof and thereof by Seller (i) will not,

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with or without the giving of notice, the lapse of time, or both, result in the imposition of any lien, security interest or encumbrance on the Assets, or in the breach of any of the terms and provisions of, or result in a termination, impairment or modification of or constitute a default under, or conflict with, or cause any acceleration of any material obligation of Seller under, or permit any other party to modify or terminate, any agreement or other instrument by which Seller is bound, any judgment, decree, order, or award of any court, governmental body or arbitrator, or any applicable law, rule or regulation, (ii) does not require the consent of any governmental authority, and (iii) will not contravene Seller's Certificate of Incorporation or Bylaws.

     (l) Taxes. During the past three (3) years Seller has paid, or made provision for the payment of, all taxes, assessments and other governmental charges, duties, impositions, levies and liabilities (“Taxes”) associated with the US Business, and all Taxes that are subject to withholding or collection in respect of the US Business have been duly withheld and collected and, to the extent required, have been paid to the appropriate governmental authority or properly deposited as required by applicable law, rule or regulation.

     (m) Employees. Schedule 4(a) contains a complete list of the Employees, their respective addresses and telephone numbers, dates of hire, compensation and benefits, accrued vacation and personal time, earned but unpaid bonuses, dates of last salary or wage increase and all other terms and conditions, if any, of employment. Seller is not a party to or otherwise bound by any collective bargaining or other type of contract relating to the Business. Except as disclosed on Schedule 4(a) attached hereto, since September 1, 2008, there have been no payments or increases by Seller of any bonuses, awards, loans, sick pay, salaries, or other compensation, disbursements or other distributions in any manner or form to any Employee or the execution or amendment by Seller of any employment, severance, deferred compensation or similar contract with any Employee.

     (n) Related Party Transactions. Except as set forth on Schedule 5(n), no Related Party has any material direct or indirect interest in any Assumed Contract or any other aspect of the US Business. “Related Party” means (a) each natural person, partnership, limited liability company, joint venture, association, corporation, trust, unincorporated society or association or other legal entity or Governmental Authority (“Person”) who owns beneficially or of record at least 5% of the outstanding shares of Common Stock of Encorium Group, Inc.; and (b) each individual who is an executive officer, director, employee or consultant of Encorium Group, Inc.

     (o) Completeness of Disclosure. Except as set forth on Schedule 5(o), neither this Agreement, the online “data room” made available by Seller to Buyer in connection herewith, nor any certificate, schedule, statement, document or instrument furnished or to be furnished to Buyer pursuant hereto, or in connection with the negotiation, execution or performance of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not misleading.

     (p) Debarment. To the knowledge of Seller, neither Seller, nor any of its affiliates, or their contractors, subcontractors, employees or agents, are, or are in the process of being, debarred under 21 U.S.C. § 335(a) or (b) or any comparable applicable laws, and neither Seller, nor any of its employees or agents have been convicted of an offense under (i) either a

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federal or state law that is cited in 21 U.S.C. § 335(a) as a ground for debarment, denial of approval or suspension, or (ii) any other law cited in any comparable applicable laws as a ground for debarment, denial of approval or suspension.

     (q) Inspections. Neither Seller, nor any of its affiliates, or their contractors, subcontractors, employees or agents (i) has been found by the United States Food and Drug Administration (the “FDA”) or any state government official to have violated any statutes, rules, or regulations concerning the conduct of clinical investigations; (ii) is currently the subject of an FDA-482 inspection; and (iii) has an unresolved Form FDA-483 issued to it.

     6. Representations and Warranties of Buyer. As a material inducement to Seller to enter into this Agreement and to close the transactions contemplated hereunder, Buyer makes the following representations and warranties to Seller:

     (a) Status and Authority. Buyer is a corporation duly organized and validly existing under the laws of the Commonwealth of Pennsylvania, and has the power to acquire the Assets. Buyer has the full legal right and power required to execute and deliver this Agreement and the Purchase Documents and to perform its obligations hereunder and thereunder.

     (b) Due Authorization; Validity of Agreement. The execution, delivery and performance of this Agreement and the Purchase Documents have been duly authorized by the directors of Buyer and by all other necessary corporate action. This Agreement and the Purchase Documents have been duly executed and delivered and constitute the valid and binding obligations of Buyer enforceable in accordance with their respective terms, except as the enforceability hereof or thereof may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors' rights generally and by general principles of equity.

     (c) Agreement Not in Breach of Other Instruments. The execution and delivery of this Agreement and the other Purchase Documents, the consummation of the transactions provided for herein and therein, and the fulfillment of the terms hereof and thereof by Buyer, (i) will not result in the breach of any of the terms and provisions of, or conflict with, any agreement or other instrument by which Buyer is bound, any judgment, decree, order or award of any court, governmental body or arbitrator, or any applicable law, rule or regulation, and (ii) does not require the consent of any governmental authority or third party.

     7. Continuation and Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive the consummation of the transactions provided for in this Agreement until October 31, 2009. Each warranty and representation contained herein is independent of all other warranties and representations contained herein and must be independently and separately complied with and satisfied. No representation or warranty shall be deemed to have been waived, affected or impaired by any investigation made by any party to this Agreement.

8. Closing Date. The closing of the transactions provided for in this Agreement

(herein sometimes called the “Closing”) shall take place at the offices of Seller's counsel, Duane Morris LLP, Philadelphia, PA at 10:00 A.M. on the date hereof, or at such other place, date and

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time as shall be agreed to in writing between Buyer and Seller. The date and time of Closing is sometimes herein called the “Closing Date.”

     9. Conditions Precedent to Obligations of Buyer. The obligation of Buyer to acquire the Assets shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, any or all of which Buyer may waive in writing, at its sole and absolute discretion:

     (a) Representations and Warranties. Each of the representations and warranties made by the Seller in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on and as of such date;

     (b) Covenants. Seller shall have duly performed all of the covenants, acts and undertakings required to be performed by them prior to Closing;

     (c) No Injunction, Etc. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed to enjoin, restrain, prohibit, or obtain damages in respect of, or which is related to or arises out of, this Agreement or the consummation of the contemplated transactions;

     (d) Employment Agreement. Buyer shall have received an employment agreement executed by Dr. David Ginsberg in the form set forth hereto as Exhibit “C”; and

(e) Deliveries. Seller shall have delivered each of the items set forth in

Paragraph 11.

     10. Conditions Precedent to the Obligations of the Seller. The obligation of the Seller to sell the Assets shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, any or all of which the Seller may waive in writing, in its absolute discretion:

     (a) Representations and Warranties. Each of the representations and warranties made by Buyer in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on and as of such date;

     (b) Covenants of Buyer. Buyer shall have duly performed all of the covenants, acts and undertakings required to be performed by it prior to Closing;

     (c) No Injunction, Etc. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed to enjoin, restrain, prohibit, or obtain damages in respect of, or which is related to or arises out of, this Agreement or the consummation of the contemplated transactions; and

(d) Deliveries. Buyer shall have delivered each of the items set forth in Paragraph 12.

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     11. Deliveries by Seller. At the Closing, Seller will deliver or cause to be delivered to Buyer the following:

     (a) documents, instruments and certificates of transfer for all Assets including, without limitation, (i) bills of sale, and (ii) a contract assignment for each of the Sponsor Contracts assigned as of the Closing Date, in each of the foregoing cases reasonably satisfactory to Buyer;

	(b)	new Encorium Oy / Sanofi Rising Study contract (the “New Rising Study
Contract”);
	(c)	the Pledge Agreement attached hereto as Exhibit “D” (the “Pledge
Agreement”);
	(d)	Transitional Services Agreement attached here as Exhibit “E”;
	(e)	Secretary’s Certificate of Seller, dated the Closing Date; and
	(f)	all such further documents, instruments and agreements which may be reasonably requested by Buyer or its counsel to effect and carry out any provision of this Agreement.

     12. Deliveries by Buyer at the Closing. At the Closing, Buyer will deliver or cause to be delivered to Seller the following:

(a)	the Purchase Price;

(b)	evidence satisfactory to Seller that Buyer has entered into a lease with

Glenhardie Partners, LP with respect to the premises located at 1275 Drummers Lane, Suite 100, consisting of approximately 11,739 square feet, for a term of seven years and at a cost of approximately $22.75 per square foot per annum with increases of $.75 per square foot per annum (the “Lease”) in the form attached hereto as Exhibit “F”;

(c) Secretary’s Certificate of Buyer, dated the Closing Date; and

     (d) all such further documents, instruments and agreements which may be reasonably requested by Seller or its counsel, to effect and carry out any provision of this Agreement.

13.	Indemnification.

(a) Seller’s Obligation to Indemnify. Following the Closing, Seller shall reimburse, indemnify and hold harmless Buyer and each of its directors, officers, shareholders, employees and agents (each such person and its or his heirs, executors, administrators, successors and assigns is referred to in this Section 13 as an “Indemnified Party”) against and in respect of:

(i) any and all Retained Liabilities;

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     (ii) other than the Assumed Liabilities, any and all liabilities and obligations of any nature whatsoever of or relating to Seller or relating to or arising out of the business, operations or assets of the Seller prior to or at the Closing or the actions of Seller’s directors, officers, stockholders, employees, representatives or agents prior to or at the Closing;

     (iii) any and all claims, actions, suits or legal, administrative, arbitration, governmental or other proceedings or investigations against any Indemnified Party that relate to Seller, the business, operations or assets of Seller, or the actions of Seller’s directors, officers, stockholders, employees, representatives or agents, and which relate to or arise out of any event, occurrence, action, inaction or transaction occurring prior to the Closing;

     (iv) any and all damages, losses, settlement payments, deficiencies, liabilities, costs and expenses suffered, sustained, incurred or required to be paid by any Indemnified Party because of or that result from, relate to or arise out of:

     (a) the untruth, inaccuracy or breach of, or the failure to fulfill, any representation, warranty, covenant, agreement or statement of Seller contained in this Agreement or contained in any bill of sale, assignment, certificate, agreement or other writing furnished to Buyer by or on behalf of Seller in connection with the Closing or any of the other transactions contemplated by this Agreement;

     (b) any claim by any former or current officer, employee or stockholder of Seller asserted with respect to any matter prior to the Closing Date or in connection with the Transaction;

     (c) any failure to comply with any bulk sales law or other similar law or any action brought or claim made (including without limitation claims of creditors) or lien or encumbrance imposed as a result thereof; or

(d) any of the matters referred to in Sections 13(a)(i), 13(a)(ii)

or 13(a)(iii) above; and

     (v) any and all actions, suits, claims, proceedings, investigations, demands, assessments, audits, fines, judgments, costs and other expenses (including without limitation reasonable attorneys’ fees and expenses) directly relating to any of the foregoing or to the enforcement of this Section 13(a).

     (b) Indemnification Procedure. An Indemnified Party shall give prompt written notice to Seller of the assertion of any claim, or the commencement of any action or proceeding, in respect of which indemnity may be sought hereunder, although the failure to give such notice shall not affect the Indemnified Party's right to indemnification hereunder unless such failure shall materially prejudice Seller’s ability to defend such claim. Seller shall have the right to assume the defense, in consultation and cooperation with the Indemnified Party, in good faith to the extent appropriate under the circumstances, of any such action or proceeding at its own expense. If Seller shall elect not to assume the defense of any such action or proceeding, or fail to make such an election within 20 days after it receives notice pursuant to the first sentence of this Section 13(b), the Indemnified Party may assume such defense at the expense of Seller who

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nonetheless may also participate in such defense at its own expense. Seller shall not be liable under Section 13(a) for any settlement effected without its written consent, which consent will not unreasonably be withheld, of any claim, action or proceeding in respect of which indemnity may be sought hereunder. Notwithstanding anything contained herein to the contrary, Seller shall be required to indemnify, defend and hold harmless or reimburse an Indemnified Party under this Section 13 only with respect to those claims as to which such Indemnified Party has given written notice prior to October 31, 2009.

     (c) Limitations. Notwithstanding anything contained herein to the contrary, the cumulative aggregate indemnification obligation of Seller under this Section 13 shall in no event exceed an amount equal to $200,000. The rights of indemnification provided for in this Section 13 shall be the sole and exclusive remedy of the Indemnified Parties with respect to any claims arising out of or relating to this Agreement except that each party may obtain injunctive relief from a court of competent jurisdiction and further that the foregoing limitation shall not apply in the case of any fraud.

     (d) Security for Indemnification Obligations. 649 shares of Common Stock of Encorium Oy, a wholly owned subsidiary of Seller (“Encorium Oy”), which the parties hereto agree have a value of $200,000 for all purposes under this Agreement (the “Pledged Shares”), shall be pledged to fund and secure the indemnification provided in this Section 13 to the extent provided in the Pledge Agreement. Among other things, the Pledge Agreement provides that if the Pledged Shares are sold by Seller prior to the termination of the Pledge Agreement, Seller will substitute $200,000 cash collateral for the Pledged Shares.

14.	Certain Additional Covenants.

(a) Further Assurances. The parties agree to execute and deliver all such other instruments and take all such other action as any party may reasonably request from time to time, without payment of further consideration, in order to effectuate the transactions provided for herein, including, without limitation, the execution and delivery by Seller of such further instruments of conveyance and transfer as may be necessary to convey and transfer more completely to Buyer the Assets being purchased hereunder. The parties shall cooperate fully with each other and with their respective counsel and accountants in connection with any steps required to be taken as part of their respective obligations under this Agreement.

     (b) Delivery of Property Received After Closing. From and after the Closing Date, (i) Buyer shall promptly transfer and deliver to Seller any cash, checks (properly endorsed) or other property, including mail, which Buyer may receive and which may belong to Seller and (ii) Seller shall promptly transfer and deliver to Buyer any cash, checks (properly endorsed) or other property, including mail, which Seller may receive and which may belong to Buyer.

     (c) Public Announcements. Any public announcement or similar publicity with respect to the this Agreement, the Purchase Documents or any of the terms thereof will be issued, if at all, at such time and in such manner and shall include only such information as Seller and Buyer shall mutually agree. Unless consented to by the other party in advance in writing or required by law Seller and Buyer shall keep the existence of the this Agreement, the Purchase Documents, and the terms and conditions thereof or hereof strictly confidential and neither Seller

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nor Buyer will make, or cause to be made, any disclosure of this Agreement or the Purchase Documents or any of the terms thereof or hereof to any person; provided, however, that Buyer shall be permitted to disclose to any present or potential investor of the Buyer or the US Business the terms and conditions thereof or hereof; and provided, further, that Buyer or Seller may, without such consent, make such press releases or other public announcement as it believes are required pursuant to any listing agreement with any national securities exchange or stock market or applicable securities laws, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Buyer and Seller will consult and cooperate with each and other concerning when and the means by which Seller's current and potential customers, vendors, subcontractors, employees and others having dealings with the US Business will be informed of the transaction, and to cooperate with respect to such disclosure. Buyer acknowledges that within the time required for the filing thereof under the rules and regulations promulgated under the Securities Act of 1934, as amended (the “1934 Act”), Seller is required to file certain reports with the SEC, including but not limited to a Current Report on Form 8-K describing the terms of the transactions contemplated by this Agreement in the form required by the 1934 Act and attaching the material transaction documents (including, without limitation, this Agreement) as exhibits to such filing.

     (d) Expenses and Fees. Except as otherwise provided in this Agreement, each of the parties hereto shall bear all expenses, costs and fees incurred by it in connection with the preparation of this Agreement, the consummation of the Closing and compliance by it or him with the terms and provisions hereof, including the fees and expenses of any attorneys, accountants, brokers or other persons engaged by it.

(e)	Sanofi Study. Buyer acknowledges that:

(i) Seller is a party to that certain Clinical Research Organization

Services Agreement with Sanofi-Aventis U.S. Inc., as amended by Change Order #1 dated January 14, 2009 and Change Order #2 dated February 13, 2009 and Change Order #3 dated May 27, 2009 (the “Sanofi Agreement”) pursuant to which Seller is to provide certain clinical research and data management services to Sanofi;

     (ii) Seller has contracted with Encorium Oy to perform a portion of the services required to be performed by Seller under the Sanofi Agreement, which contract is the New Rising Study Contract and is included in the Assets; and

     (iii) Seller may now or in the future sell all of the stock or assets of Encorium Oy to a third party.

     (iv) Buyer covenants that until termination of the Study, Buyer will not in any way impede or prevent the provision of services by Encorium Oy, any successor thereto, or its or their employees pursuant to the Sanofi Agreement.

     (f) SOPs. Seller hereby grants to Buyer a non-exclusive, irrevocable, royalty free, perpetual license, with the right to sublicense, to use Seller’s SOPs, a list of which is set forth on Schedule 14(f) attached hereto. Buyer acknowledges that Seller may sell the business of

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Encorium Oy and its subsidiaries, whether through the sale of stock of Encorium Oy and its subsidiaries, the sale of assets of Encorium Oy and its subsidiaries, the sale of stock of Seller, the merger of Seller, the merger of Encorium Oy and its subsidiaries, or otherwise. Buyer acknowledges that Seller and Encorium Oy and its subsidiaries utilize the same SOPs and that Seller may sell, transfer, license or assign the SOPs to a purchaser of the business of Encorium Oy. Seller hereby acknowledges and agrees that the SOPs are the confidential information of Buyer, and Seller shall hold the SOPs in strict confidence at all times from and after the Closing Date, and shall not directly or indirectly transfer, reveal, disclose or use the SOPs for its own or any other purposes. Buyer acknowledges and agrees that a sale of Encorium Oy and any actions taken by Seller to effectuate the foregoing, including a sale and transfer of the SOPs, will in no way be construed to violate any provisions of this Agreement.

     (g) Encorium Name. Seller hereby grants to Buyer a non-exclusive, irrevocable, royalty-free, perpetual license to use the Encorium name only within the United States in the same manner is it is currently being used by Seller in the conduct of the US Business. Buyer acknowledges that Seller may sell the business of Encorium Oy and its subsidiaries, whether through the sale of stock of Encorium Oy and its subsidiaries, the sale of assets of Encorium Oy and its subsidiaries, the sale of stock of Seller, the merger of Seller, the merger of Encorium Oy and its subsidiaries, or otherwise. In the event of such a sale of the business of Encorium Oy, Seller hereby agrees to use its commercially reasonable efforts (at no cost or expense to Buyer) to transfer the Encorium name to Buyer. Buyer acknowledges and agrees that a sale of Encorium Oy and any actions taken by Seller to effectuate the foregoing will in no way be construed to violate any provisions of this Agreement.

     (h) D&O Coverage. Buyer has timely given all notices required to obtain the full benefits of its Directors and Officers insurance coverage, and will arrange at its expense to continue such coverage for not less than six years after the Closing Date.

     15. Brokerage Commissions. Other than as set forth on Schedule 15, Buyer hereby represents and warrants to Seller and Seller hereby represents and warrant to Buyer, that there is no corporation, firm or person entitled to receive from it any brokerage commission, finder's fee or financing fee in connection with this Agreement or the transactions provided for herein.

16.	Miscellaneous.

(a) Indulgences, Etc. Neither the failure nor any delay on the part of either party to exercise any right under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any other or further exercise of the same or of any other right nor shall any waiver of any right with respect to any occurrence be construed as a waiver of such right with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

     (b) Controlling Law; Jurisdiction. This Agreement and all questions relating to its validity, interpretation, performance and enforcement (including, without limitation, provisions concerning limitations of actions), shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, but without the aid of any canon, custom or rule of law requiring construction against the draftsman. Each of the parties hereto

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irrevocably submits to the jurisdiction of any Pennsylvania court sitting in the County of Chester and any Federal Court sitting in the Eastern District of the Commonwealth of Pennsylvania in respect of any suit or proceeding related to or arising out of this Agreement. Each party hereto also hereby irrevocably waives any objection to the laying of the venue of any such suit or proceeding in any such court and further waives any claim that any such suit or proceeding brought in such court has been brought in an inconvenient forum. In addition to any other form of service of process authorized by law, service of process in any suit or proceeding hereunder shall be sufficient if mailed to each party hereto at the address specified in Section 16(c), and such service shall constitute "personal service" for purposes of such suit or proceeding.

     (c) Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received when delivered personally, by courier service such as Federal Express, by other messenger or when delivered by United States registered or certified mail, postage prepaid, return receipt requested, addressed as set forth below:

(i) If to Seller:

Encorium Group 899 Cassatt Road 400 Berwyn Park Suite 115 Berwyn, PA 19312 Attn: Philip L. Calamia

with a copy, given in the manner prescribed above, to:

Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103 Attn: Darrick M. Mix, Esquire

(ii) If to Buyer:

Pierrel Research USA Inc. 1275 Drummers Lane Suite 100 Wayne, PA 19087 Attn: Chairman

with a copy, given in the manner prescribed above, to:

Morgan Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103 Attn: Fahd M.T. Riaz, Esquire

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Any party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this paragraph for the giving of notice.

     (d) Exhibits and Schedules. All Exhibits and Schedules attached hereto are hereby incorporated by reference into, and made a part of, this Agreement.

     (e) Binding Nature of Agreement; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No party may assign or transfer its rights or obligations under this Agreement (whether directly or indirectly by assignment, recapitalization, merger, change in equity ownership, operation of law or otherwise) without the prior written consent of the other parties hereto; provided, however, that Buyer may transfer its rights and obligations under this Agreement to any affiliate upon written notice to Seller; and provided, further, that either party may assign this Agreement in connection with the sale of all or substantially all of its assets, so long as the buyer of such assets in any case agrees to be bound by the provisions of this Agreement.

     (f) Provisions Separable. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

     (g) Entire Agreement. This Agreement, including the Exhibits and Schedules hereto, contain the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.

     (h) Paragraph Headings. The paragraph headings in this Agreement are for convenience only; they form no part of this Agreement and shall not affect its interpretation.

     (i) Number of Days. In computing the number of days for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which federal banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or holiday.

     (j) No Third Party Benefits. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their permitted assigns, any benefits, rights or remedies.

     (k) Amendment. This Agreement may be modified or amended only by a written instrument executed by the Buyer and the Seller.

     (l) Counterparts. This Agreement may be executed in any number of counterparts which together shall constitute one instrument.

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[Signature page follows]

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     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered on the date first above written.

PIERREL RESEARCH USA INC.

By:Luigi Visani Name: /s/ Luigi Visani Title:Treasurer and Secretary

ENCORIUM GROUP, INC.

By:/s/ Philip L. Calamia Name: Philip L. Calamia Title: Chief Financial Officer

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Exhibit A
				Net Working
		Backlog	Purchase Price	Capital

Estimated Backlog At 6/30/2009		$8,096,447	$1,376,396	$(1,301,890)
Adjustments		2,405,744	408,976	(1,201,744)

		$10,502,191	$1,785,372	$(2,503,634)

Purchase Price- Backlog	(a)		$1,785,372
Purchase Price- PP&E	(b)		100,000
Plus: Allowable NWC Deficit	(c)		500,000
Credits as agreed	(d)		198,262

Total consideration			2,583,634
Less: NWC Deficit			(2,503,634)

Net Payable to ENCO at Closing			$80,000

Notes

(a)	Pierrel will acquire ENCO's US business for 17% of backlog plus:

(b)	PP&E for $100K and the assumption of capital leases of $106K; and

(c)	Will accept negative working capital of $500K.

(d)	Net credits as agreed re personnel and related costs.

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